1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

October 1, 2012

VIA EDGAR

Brion R. Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)
File Nos. 033-12113, 811-05028

Dear Mr. Thompson:

In an August 30, 2012 telephone conversation with me, your colleague Bo Howell communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 235 (“PEA 235”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 306 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on July 18, 2012. PEA 235 was filed to register the PIMCO Mortgage Opportunities Fund, a new series of the Registrant (the “Fund”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 235.

Prospectuses

Comment 1: Footnote 2 to the fee table relates to an Expense Limitation Agreement. Confirm that the Agreement has been or will be filed as an exhibit to the registration statement. Also, confirm that the Agreement will remain in effect for at least one year from the effective date of the Fund’s registration statement.

Response: A copy of the Expense Limitation Agreement was previously filed as an exhibit to Registrant’s registration statement. A schedule reflecting the addition of the Fund to the Agreement will be filed as an exhibit to Registrant’s registration statement. The Agreement will remain in effect with respect to the Fund for at least one year following the effective date of the Fund’s registration statement.

US Austin   Boston   Charlotte   Hartford   Los Angeles   New York   Orange County   Philadelphia   Princeton   San Francisco   Silicon Valley

Washington DC   EUROPE   Brussels   Dublin   Frankfurt   London   Luxembourg   Moscow   Munich   Paris   ASIA   Beijing   Hong Kong

Brion R. Thompson October 1, 2012 Page 2

Comment 2: The Principal Investment Strategies states the Fund’s 80% test may be met through investments in derivative instruments. In your response, explain how derivatives will be valued for purposes of complying with the Fund’s 80% test.

Response: The Fund will typically count each applicable derivative instrument’s market value for purposes of determining compliance with the Fund’s 80% policy. In connection with credit default swaps in which the Fund is selling protection, the Fund counts the full notional value of the swap for purposes of the Fund’s compliance with its 80% test. For additional information regarding how the Fund values its derivative investments generally, please see the “How Fund Shares Are Priced” section of the prospectus, which describes the process by which the Fund values its portfolio holdings, including derivatives.

Comment 3: The back of the prospectus states the Fund may invest in emerging market securities. If such investments will be a principal investment strategy, add discussion of same to the Principal Investment Strategies section.

Response: Investments in emerging market securities, if any, will not be a principal investment strategy of the Fund. Accordingly, we believe the current disclosure is sufficient.

Comment 4: The Principal Investment Strategies section mentions investments in credit default swaps. Please direct the Staff to where disclosure is made regarding how credit default swaps are covered for purposes of Section 18 of the 1940 Act.

Response: The Investment Objectives and Policies—Derivative Instruments section of the Statement of Additional Information at page 39 states:

In connection with credit default swaps in which a Fund is the buyer, the Fund will segregate or “earmark” cash or assets determined to be liquid by PIMCO in accordance with procedures established by the Board of Trustees, or enter into certain offsetting positions, with a value at least equal to the Fund’s exposure (any accrued but unpaid net amounts owed by the Fund to any counterparty), on a marked-to-market basis. In connection with credit default swaps in which a Fund is the seller, the Fund will segregate or “earmark” cash or assets determined to be liquid by PIMCO in accordance with procedures established by the Board of Trustees, or enter into offsetting positions, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Fund). Such segregation or “earmarking” will ensure that the Fund has assets available to satisfy its obligations with respect to the transaction and will limit any potential

Brion R. Thompson October 1, 2012 Page 3

leveraging of the Fund’s portfolio. Such segregation or “earmarking” will not limit the Fund’s exposure to loss.

Comment 5: Add the following as principal risks, if applicable: (1) Foreign (Non-US) Investment Risk, (2) Emerging Markets Risk, and (3) High Yield Risk.

Response: Comment accepted with respect to High Yield Risk. With respect to Foreign (Non-US) Investment Risk and Emerging Markets Risk, the Fund’s investments in foreign securities or emerging market securities, if any, will not be a principal investment strategy of the Fund, which means the Fund’s investments in such securities do not rise to a principal risk. Accordingly, the Fund will not add Foreign (Non-US) Investment Risk and Emerging Markets Risk as principal risks of the Fund, although disclosure regarding the risks of such investments, commensurate with the amount of the Fund’s anticipated investment in such securities, is included in the back of the prospectus. See the Characteristics and Risks of Securities and Investment Techniques—Foreign (Non-U.S.) Securities section.

Comment 6: With respect to Mortgage-Related and Other Asset-Backed Risk, break out Extension Risk and Prepayment Risk as standalone risks in order to describe each in more detail.

Response: Comment accepted. Although extension risk and prepayment risk were addressed by the existing Mortgage-Related and Other Asset-Backed Risk, the following disclosure has been added as standalone principal risks of the Fund:

Extension Risk

The issuer of a security held by the Fund (such as a mortgage-related or other asset-backed security) may under certain circumstances make principal payments on such security later than expected. This may occur, for example, when interest rates rise. Such later-than-expected principal payments decrease the value of the security held by the Fund. In addition, as payments are received later than expected, the Fund may miss the opportunity to reinvest in higher yielding securities.

Prepayment Risk

The issuer of a security held by the Fund (such as a mortgage-related or other asset-backed security) may under certain circumstances make principal payments on such security sooner than expected. This may occur, for example, when interest rates decline. Such sooner-than-expected principal payments may reduce the returns of the Fund because the Fund is forced to forego expected future interest payments on the principal amount paid back early and the Fund may be

Brion R. Thompson October 1, 2012 Page 4

forced to reinvest the money it receives from such early payments at the lower prevailing interest rates. Additionally, the yield to maturity on an IO class of a stripped MBS (“SMBS”) is extremely sensitive to the rate of principal payments (including prepayments) on the underlying mortgage assets, and a rapid rate of principal payments may have a material adverse effect on the Fund’s yield to maturity from these securities.

Comment 7: The Principal Investment Strategies states the Fund may engage in short sales. Confirm that “Other Expenses” within the fee table will reflect the estimated expense of dividends paid on short sales.

Response: To the extent the Fund incurs expenses relating to dividends paid on short sales, the Fund will reflect such expense in its fee table to the extent such disclosure is required in connection with the annual update of the Fund’s registration statement. However, the Fund does not anticipate incurring such expense, as the Fund will obtain short exposure, if any, through derivative instruments that do not result in short sale expense for the Fund. For example, when investing in short positions with respect to an index, the Fund may short futures on the index or specific index securities. The holder of a futures contract is not entitled to collect dividends. Rather, the price of the futures contract typically takes into account the future value of all dividends expected to be paid over the life of the contract. Accordingly, the Fund would not be liable for any dividends paid by the stocks comprising the index during the time the Fund is shorting a future on the index. Through this and other similar methods of short exposure, the Fund does not anticipate incurring expenses related to the payment of dividends on short sales.

Comment 8: Revise the Fund Summary—Tax Information section to clarify that investments in a tax-deferred arrangement may be subject to taxes at a later date.

Response: Registrant believes the current disclosure is consistent with the requirements of Item 7 of Form N-1A. Item 7 requires disclosure regarding the tax status of a fund’s distributions and does not relate to the tax status of capital redemptions from tax-deferred accounts at a later date.1 In consideration of the Staff’s comment, the Registrant has reviewed the current disclosure and believes the use of the phrase “tax-deferred” adequately informs investors that investments through such arrangements are not tax-free, but that applicable taxes are deferred until a later date.

[1]

Item 7 of Form N-1A provides, “[s]tate, as applicable, that the Fund intends to make distributions that may be taxed as ordinary income or capital gains or that the Fund intends to distribute tax-exempt income. For a Fund that holds itself out as investing in securities generating tax-exempt income, provide, as applicable, a general statement to the effect that a portion of the Fund’s distributions may be subject to federal income tax.”

Brion R. Thompson October 1, 2012 Page 5

Statement of Additional Information

Comment 9: Page 15 of the SAI states, “[i]n the case of privately issued mortgage-related securities, the Funds take the position that mortgage-related securities do not represent interests in any particular ‘industry’ or group of industries. Therefore, a Fund may invest more or less than 25% of its total assets in privately issued mortgage-related securities.” Revise this statement to reflect the Staff’s view that privately issued mortgage-related securities do represent interests in an industry or group of related industries, which means the funds may not reserve freedom of action to concentrate or not concentrate in such securities.

Response: The Registrant notes that the Staff has previously commented on this issue with respect to Registrant’s Post-Effective Amendment No. 174, as filed on May 27, 2010, and Post-Effective Amendment No. 200, as filed June 1, 2011. The Staff has also commented on this issue with respect to several other post-effective amendments filed by the Registrant and other PIMCO-advised registrants. The Registrant’s response is substantively similar to the response provided to the comment on Post-Effective Amendment No. 174,2 as supplemented by subsequent letters from PIMCO to the Staff.

Consistent with the position expressed in prior PIMCO correspondence with the Staff, as of June 30, 2011 and until formal Staff guidance is published with respect to this issue, each fund included in the SAI filed as part of PEA 235, including the Fund, has adopted an internal operating policy limiting the fund’s investment in privately issued residential mortgage-backed securities (“Private RMBS”) to no more than 25% of the fund’s assets. With respect to the treatment of privately issued commercial mortgage-backed securities (“Private CMBS”), the same funds have also adopted an internal operating policy to invest no more than 25% of their respective assets in Private CMBS. These policies are operating policies of the funds. They are not fundamental investment restrictions.

Comment 10: Page 50 of the SAI lists the Fund’s concentration policy, which states the “Fund may not concentrate its investments in a particular industry.” Revise the concentration policy to address privately issued mortgage-related securities. The Staff believes the Fund’s current policy conflicts with an investment strategy of concentrating in such securities because the Staff believes privately issued mortgage-related securities constitute an industry.

[2]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 174 (July 26, 2010).

Brion R. Thompson October 1, 2012 Page 6

Response: As indicated by the prior comment and response, in the case of privately issued mortgage-related securities, the Registrant takes the position that such securities do not represent interests in any particular industry or group of related industries. Accordingly, the Registrant takes the view that the Fund should be free to invest more or less than 25% of its total assets in privately issued mortgage-related securities. However, until formal Staff guidance is published with respect to this issue, the Fund has adopted an internal operating policy limiting its investment in Private RMBS to no more than 25% of the Fund’s assets. With respect to Private CMBS, the Fund has also adopted an internal operating policy to invest no more than 25% of its assets in Private CMBS. We note that these are operating policies of the Fund, not fundamental investment restrictions. If and when formal Staff guidance is published with respect to this issue, the Registrant will consider whether any modification of the Fund’s internal operating policies are necessary or appropriate.

*                    *                     *

In addition to these comments, the Staff requested that the Registrant make certain representations concerning PEA 235 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Bo Howell, Division of Investment Management, Securities and Exchange Commission
J. Stephen King, Jr., Pacific Investment Management Company LLC
Ryan Leshaw, Pacific Investment Management Company LLC
Dino Capasso, Pacific Investment Management Company LLC
Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Funds

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

October 1, 2012

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”) (File Nos. 033-12113, 811-05028)

In connection with a response being made on behalf of the Registrant to comments provided with respect Post-Effective Amendment No. 235 to the Registrant’s registration statement under the Securities Act of 1933 and Amendment No. 306 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on July 18, 2012 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brendan C. Fox at (202) 261-3381 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow

Vice President

cc:	Brendan C. Fox
Adam T. Teufel
J. Stephen King, Jr.
Ryan Leshaw
Dino Capasso